Exhibit (a)(4)

LERACH COUGHLIN STOIA GELLER

    RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

BARRETT, JOHNSTON & PARSLEY

GEORGE E. BARRETT

DOUGLAS S. JOHNSTON, JR.

TIMOTHY L. MILES

217 Second Avenue, North

Nashville, TN 37201-1601

Telephone: 615/244-2202

615/252-3798 (fax)

CAVANAGH & O’HARA

WILLIAM K. CAVANAGH, JR.

407 East Adams Street

Springfield, IL 62701

Telephone: 217/544-1771

217/544-9894 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

PLUMBERS LOCAL #65 PENSION FUND,	)	Case No.
On Behalf of Itself and All Others Similarly Situated,	)
	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
vs.	)
)
PETCO ANIMAL SUPPLIES, INC.,	)
BRIAN K. DEVINE,	)
JAMES M. MYERS,	)
JOHN G. DANHAKL,	)
DAVID B. APPEL,	)
SANDRA N. BANE,	)
DAVID T. CHING,	)
JULIAN C. DAY,	)
PETER MASLEN,	)
CHARLES W. DUDDLES, and	)
DOES 1-25, inclusive,	)
)
)
Defendants.	)
)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of PETCO Animal Supplies, Inc. (“PETCO” or the “Company”) common stock against PETCO and its directors arising out of their attempts to provide certain PETCO insiders and directors with preferential treatment in connection with their efforts to complete the sale of PETCO to Leonard Green & Partners L.P. and Texas Pacific Group (the “Acquisition”). This action seeks equitable relief only.

2. PETCO operates as a specialty retailer of pet food, supplies, and services. As of January 28, 2006, the Company operated 779 stores in 49 states and the District of Columbia. PETCO was founded in 1965 and is headquartered in San Diego, California.

3. On July 14, 2006, PETCO revealed it had agreed to be acquired by two private equity groups for about $1.8 billion, including debt. Under the terms of the deal, Leonard Green & Partners, L.P. (“Leonard Green”) and Texas Pacific Group (“Texas Pacific”) – the same investors that took PETCO private in 2000 (then public two years later) – will pay $29 a share. The transaction is expected to close by 2007.1

4. The Company’s shares had fallen 48% in the past 19 months and, after the decline, Texas Pacific and Leonard Green formed a plan to reacquire the Company. Texas Pacific, based in Forth Worth, Texas, and Los Angeles-based Leonard Green, bought PETCO in October 2000 for $600 million. Within two years they sold most of it in an initial public offering (“IPO”) that valued the Company at $1 billion. PETCO’s market value more than doubled by the end of 2004.

5. Collectively, Texas Pacific and Leonard Green own 1.8 million shares, of the Company’s common stock, representing over 3% of the outstanding shares of the Company’s common

[1]	UBS acted as financial adviser to PETCO and has rendered a fairness opinion to its independent committee. Pillsbury Winthrop Shaw Pittman LLP served as its legal counsel. Credit Suisse, Bank of America, Wells Fargo Bank, and mezzanine funds managed by Goldman Sachs & Co. provided commitments for the debt portion of the financing for the deal.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

stock, yet control the Company’s Board and management as described infra. Texas Pacific and Leonard Green are collectively and individually referred to herein as the “Dominating Shareholders.”

6. The Dominating Shareholders sought to monetize their investment in PETCO at the expense of the Company’s minority shareholder. The Dominating Shareholders’ monetization plan had multiple steps. First, the Dominating Shareholders took the Company private in 2000, acquiring 100% of the Company’s shares. Then, in 2002, the Dominating Shareholders sold most of their shares vis-à-vis an IPO and, by 2004, the Dominating Shareholders’ remaining holdings had more than doubled again.

7. The Dominating Shareholders have used their control over the Company to generate enormous profits using defective “fairness opinions,” as they have no doubt will do here by re-privatizing the Company and structuring the Company’s retention of its financial advisor in a manner that ensures that the Company’s financial advisor will rubber-stamp the proposed Acquisition on the terms they demand, as the fee paid for the “fairness opinion” is dependent upon whether the proposed Acquisition is consummated. After taking the Company private in 2000 for $600 million – again using a “fairness opinion” rubber-stamped by a financially incentivized financial advisor and with the aid of a financially motivated (and conflicted Board of Directors) and the Company’s top management – the Dominating Shareholders brought the Company public in 2002 for $1 billion, despite a waning economy and one of the worst IPO markets in nearly a decade.

8. Furthermore, the $1 billion IPO, where the Dominating Shareholders pocketed $400 million in cash, involved the sale of only some of their Company holdings. The Company’s shares between 2002 and 2004 more than doubled again, allowing the Dominating Shareholders to potentially reap hundreds of millions more. Then, in late 2004, the Dominating Shareholders began plans to re-privatize the Company. During the planning stages – over the past 19 months – the Company’s shares plummeted by 48%. The 48% decline coincidentally would render the re-privatization (i.e., the

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

proposed Acquisition) even more profitable than had the Company’s shares not declined under the Dominating Shareholders’ control.

9. Further, the Dominating Shareholders insisted that defendants (and fellow management) would have to assist the Dominating Shareholders in squeezing the minority shareholders out of their interests in the Company for a discounted price. The individual defendants are controlled by the Dominating Shareholders and participated and benefited from the Dominating Shareholders’ successful 2000 privatization of PETCO and the 2002 public offering, and stand to also benefit in the proposed Acquisition. At the Dominating Shareholders’ request and in exchange for an undisclosed sum, the individual defendants have agreed to participate in “Road Shows” whereby they will actively assist the Dominating Shareholders in drumming up investors for the Company’s financing of the $1.8 billion transaction.

10. The Dominating Shareholders, vis-à-vis the terms of the Acquisition, were assured they would achieve their ultimate goal of acquisition by requiring PETCO to pay the Dominating Shareholders $50 million plus expenses in the event the directors terminate the acquisition agreement. In addition, the Dominating Shareholders were also given until January 2007 to actually fund the sale/purchase of the Company.2

11. Although the most recent financial results reflect only the Company’s April 2006 results, the defendants agreed to sell the Company on terms reflecting these stale results, but gave the Dominating Shareholders until the Company’s fiscal fourth quarter to actually pay for the shares. The Company’s fourth quarter ends on January 29, 2007, essentially giving the Dominating Shareholders seven months to pay for the Company’s shares yet stripping the Company’s

[2]	The Company’s fiscal fourth quarter ends on January 29, 2007.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

shareholders of the benefits of any and all growth in the Company’s shares (not even interest is being paid) throughout the seven months.

12. Given that the Company’s shares recently declined (as described below) based on negative projections controlled by the Dominating Shareholders, these additional financial reporting periods and their contents would be highly material to the Company’s shareholders and have an enormous material effect on the value of the Company’s shares. Thus, in effect, at the expense of the minority shareholders (plaintiff and the other Class members), the Dominating Shareholders are buying the Company on terms which effectively amount to a long-term call option at an artificially depressed price. Defendants’ conduct here is truly unprecedented and grossly undermines the interests of the public shareholders.

13. On May 24, 2006, the Company issued its report for its first quarter 2006 and issued negative projections for the Company’s second quarter 2006, with EPS of $0.23-$0.25 versus the $0.30 consensus. This negative projection alone set the stage for the shares to tumble even further – declining 10% in just two days.

14. In pursuing the unlawful plan to sell PETCO, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

15. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Acquisition, that the Acquisition is conducted in a manner that is not overtly improper, unfair and illegal.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE

16. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

17. (a) Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

(b) PETCO’s principal place of business is located at 9125 Rehco Road, San Diego, California and defendants Devine and Myers are residents and citizens of California.

PARTIES

18. Plaintiff Plumbers Local #65 Pension Fund is, and at all times relevant hereto was, a shareholder of PETCO.

19. Defendant PETCO, a Delaware corporation, operates as a specialty retailer of pet food, supplies, and services. As of January 28, 2006, the Company operated 779 stores in 49 states and the District of Columbia.

20. Defendant Brian K. Devine (“Devine”) has served as Chairman of the Board of the Company since January 1994. He joined PETCO in August 1990 and served as President and Chief Executive Officer until March 2004. Devine is controlled by the Dominating Shareholders and participated in and benefited from the Dominating Shareholders’ successful 2000 privatization of PETCO and the 2002 public offering, and stands to also benefit in the proposed Acquisition. At the Dominating Shareholders’ request and in exchange for an undisclosed sum, Devine has agreed to participate in “Road Shows” whereby he will actively assist the Dominating Shareholders in drumming up investors for the Company’s financing of the $1.8 billion transaction. Prior to joining the Company, Devine was President of Krause’s Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 to 1988, Devine was employed by Toys “R” Us, a retailer of children’s toys, in various executive positions, including Senior Vice President, Director of Stores, and Senior Vice President, Growth, Development and Operations.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

21. Defendant John G. Danhakl (“Danhakl”) has served as a director of the Company since October 2000. Danhakl has served as a partner at Leonard Green (one of the Dominating Shareholders) since 1995 and was Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation from 1990 to 1995. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Danhakl also serves on the Boards of Directors of The Arden Group, Inc., Big 5 Sporting Goods, Inc., Diamond Auto Glass Works, Liberty Group Publishing, Leslie’s Poolmart, Inc., VCA Antech, Inc. and on the Board of Managers of AsianMedia Group LLC.

22. Defendant James M. Myers (“Myers”) is Chief Executive Officer and a director of the Company. He joined PETCO in May 1990 and was named Chief Executive Officer in March 2004. From 1998 to 2004, Myers served as Executive Vice President and Chief Financial Officer of PETCO. From 1996 to 1998, he served as Senior Vice President, Finance and before that as Vice President, Finance and as Vice President and Controller. Myers is controlled by the Dominating Shareholders and participated in and benefited from the Dominating Shareholders’ successful 2000 privatization of PETCO and the 2002 public offering, and stands to also benefit in the proposed Acquisition. At the Dominating Shareholders’ request and in exchange for an undisclosed sum, Myers has agreed to participate in “Road Shows” whereby he will actively assist the Dominating Shareholders in drumming up investors for the Company’s financing of the $1.8 billion transaction. From 1980 to 1990, Myers held various positions at the accounting firm of KPMG LLP, including Senior Audit Manager.

23. Defendant Charles W. Duddles (“Duddles”) has served as a director of the Company since March 2002. Duddles is controlled by the Dominating Shareholders and participated and benefited from the Dominating Shareholders’ successful 2002 public offering, and stands to also benefit in the proposed Acquisition. At the Dominating Shareholders’ request and in exchange for an undisclosed sum, Duddles has agreed to participate in “Road Shows” whereby he will actively assist the Dominating Shareholders in drumming up investors for the Company’s financing of the $1.8 billion transaction.

24. Defendant David T. Ching (“Ching”) has served as a director of the Company since November 2005. Ching serves as Senior Vice President and Chief Information Officer for Safeway Inc. Prior to joining Safeway in 1994, Ching was General Manager-North America for British American

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Consulting Group, a software/consulting firm focusing on the distribution and retail industry. From 1979 to 1993, Ching was with Lucky Stores Inc., most recently as Senior Vice President of Information Systems. From 1975 to 1979, Ching held information technology management positions at Bell Canada and at Control Data Canada.

25. Defendant David B. Appel (“Appel”) has served as a director of the Company since April 2004. Appel serves as Chairman of Orange Glo International, a privately-held marketer of cleaning and home care products. Appel joined Orange Glo in 1999 as Chief Operating Officer, and was named Chairman in 2001. Prior to Orange Glo International, Appel was a partner with Accenture (formerly Andersen Consulting), serving retail and consumer goods companies for 17 years in San Francisco, Paris and Tokyo.

26. Defendant Sandra N. Bane (“Bane”) has served as a director of the Company since April 2004. Bane is a retired audit partner from KPMG LLP, having served 24 years with the firm. She is a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Bane also serves on the Board of Directors of Big 5 Sporting Goods, Inc. and TransAmerica Premier Funds.

27. Defendant Julian C. Day (“Day”) has served as a director of the Company since November 2000. Day is controlled by the Dominating Shareholders and participated and benefited from the Dominating Shareholders’ successful 2000 privatization of PETCO and the 2002 public offering, and stands to also benefit in the proposed Acquisition. In March 2002, Day became the President and Chief Operating Officer of Kmart Corporation, and in January 2003, became Chief Executive Officer and a director of Kmart. In October 2004, Day gave up his executive responsibilities at Kmart following the merger of Kmart and Sears and served as a director of Sears Holdings Corporation until April 2006. From 1999 to 2000, Day was with Sears Roebuck, most recently as Executive Vice President and Chief Operating Officer. From 1992 to 1998, Day was with Safeway Inc., where he became Executive Vice President and Chief Financial Officer.

28. Defendant Peter Maslen (“Maslen”) has served as a director since October 2005. Maslen is CEO of The HansonMaslen Group, LLC, a private investment, development and consulting firm. From 1999 to 2003, Maslen served as President of Starbucks Coffee International. Prior to that, he was

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

President of Tricon Restaurants Central Europe (now YUM! Brands, Inc.) and held executive leadership positions at PepsiCo and Mars, Inc. internationally. Maslen also serves on the boards of Herbalife Ltd. and a number of privately held companies.

29. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

30. The defendants named above in ¶¶20-28 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

31. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of PETCO, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of PETCO, violated the fiduciary duties owed to plaintiff and the other public shareholders of PETCO, including their duties of loyalty, good faith and independence, insofar as they

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class.

33. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of PETCO, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on its own behalf and as a class action pursuant to California on behalf of all holders of PETCO stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

35. This action is properly maintainable as a class action.

36. The Class is so numerous that joinder of all members is impracticable. According to PETCO’s Securities and Exchange Commission (“SEC”) filings, there are more than 57 million shares of PETCO common stock outstanding.

37. There are questions of (aw and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of PETCO;

(d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

38. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

39. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

40. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

41. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

42. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

BACKGROUND TO THE PROPOSED ACQUISITION

43. PETCO, based in San Diego, California, operates as a specialty retailer of pet food, supplies, and services. As of January 28,2006, the Company operated 779 stores in 49 states and the District of Columbia.

44. The Company is controlled by Texas Pacific and Leonard Green (collectively, the “Dominating Shareholders”) through numerous affiliates. The Dominating Shareholders sought to monetize their investment in and control over PETCO at the expense of the Company’s minority shareholders.

45. While the Dominating Shareholders control the Individual Defendants, they also positioned themselves to control the future of the Company vis-à-vis stock ownership and historic financial payments to top executives for assisting in the 2000 privatization and 2002 IPO. The 2006-2007 re-privatization appears to be no different from the Dominating Shareholders’ usual and previous actions/motivations.

46. Not only have they influenced the Board of Directors to agree to the improper proposed Acquisition in terms of the ultimate consideration paid, but also on additional terms which are unconscionable at best. The Dominating Shareholders have until January 2007 to actually consummate (pay for) the Company’s shares. This is highly material because the Company’s most recent quarterly results accessible by the market are for April 2006, and yet the Dominating Shareholders have until the end of January 2007 to pay plaintiff and the Class for their shares.

47. While the Company will issue multiple financial reports in the interim which would have otherwise sent the Company’s shares trading well above $29, the Dominating Shareholders have ensured that no competing offers (above $29) will be forthcoming. First, the Dominating Shareholders and defendants agreed to pay the Dominating Shareholders $50 million plus expenses in the event a third-party competing offer was received and accepted. Second, to further deter even the prospect of a

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

competing offer, defendants have agreed to take all proposed press releases to the Dominating Shareholders for their review and approval before distribution.

48. Finally, the Dominating Shareholders have a long history of handsomely compensating those who help them fulfill their goals and, pursuant to the Acquisition agreement, the Company’s top officers and directors have agreed to participate in “Road Shows” wherein the Company’s own management will make statements to potential investors regarding the financing of the Acquisition.

49. Thus, the $29 per share Acquisition proposal was not even an offer, it was a demand, a fait accompli at best.

50. The defendants used their control and knowledge as a tool to enhance their own personal goals. The Dominating Shareholders, vis-à-vis said control, were assured they would achieve their goal of profit maximization in the acquisition of PETCO. For example, on May 24, 2006, the Company, under the control and influence of the Dominating Shareholders, issued its first quarter report for 2006 and issued negative projections for the Company’s second quarter, with EPS of $0.23-$0.25 versus the $0.30 consensus. This negative projection set the stage for the shares to tumble even further – declining 10% in just two days.

THE PROPOSED ACQUISITION

51. On July 14, 2006, the Company issued a press release entitled “PETCO Animal Supplies, Inc. to be Acquired by Texas Pacific Group and Leonard Green & Partners, L.P. for $29.00 per Share in Cash,” which stated in part:

PETCO Animal Supplies, Inc., a leading specialty retailer of premium pet food, supplies and services, announced today that it has entered into a definitive agreement to be acquired by two private equity investment firms, Leonard Green & Partners, L.P. and Texas Pacific Group, for $29.00 per share in cash. The total value of the transaction, including assumed debt, is approximately $1.8 billion.

The Board of Directors of PETCO, on the recommendation of an Independent Committee of Directors, has approved the merger agreement and recommends that PETCO’s stockholders adopt the agreement. The transaction, which is expected to close by the fourth quarter of 2006, is subject to approval by PETCO’s stockholders, as well as other customary closing conditions, including the receipt of regulatory approvals. PETCO will file the merger agreement today with the Securities and Exchange

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Commission. The merger agreement will also be posted in the Investor Relations section of PETCO’s website at www.PETCO.com.

David B. Appel, the Chairman of the Independent Committee of Directors, said: “Consistent with its fiduciary obligations, and in consultation with its independent financial and legal advisors, PETCO’s Board of Directors formed an Independent Committee of Directors to carefully review an expression of interest in acquiring PETCO, and to determine what course of action would be in the best interest of our stockholders. After extensive negotiations and careful consideration in conjunction with our independent advisors, the Independent Committee of PETCO’s Board unanimously concluded that the agreement being announced today was in the best interest of all of our constituencies, and, most importantly, our stockholders.”

In accordance with the merger agreement, the Company will conduct a market test for 20 business days concluding August 10, 2006.

James M. Myers, Chief Executive Officer, said, “This proposed transaction provides PETCO stockholders with an immediate cash premium for their investment in the company, based on the trading range of PETCO shares over the past several months. Upon completion of the transaction, PETCO will be a private company that will have greater flexibility to accomplish its long-term plans, which, we believe, will be favorable for the company’s associates and suppliers and the customers we serve through more than 800 stores nationwide. Texas Pacific Group and Leonard Green & Partners have deep experience investing in the retail sector and we look forward to working closely with them as our partners as we continue to advance PETCO’s position as a leading specialty retailer of premium pet food, supplies and services.”

UBS is acting as financial advisor to PETCO in connection with the merger transaction and has rendered a fairness opinion to the Independent Committee of PETCO’s Board of Directors. Pillsbury Winthrop Shaw Pittman LLP is serving as its legal counsel. Credit Suisse, Bank of America, N.A., Wells Fargo Bank, N.A. and mezzanine funds managed by Goldman, Sachs & Co. have provided commitments for the debt portion of the financing for the transaction, which are subject to customary conditions.

52. The Company’s most recent public results are for the period which ended in April 2006 and, thus, the Company’s stock price reflects only the Company’s April 2006 results. The Dominating Shareholders agreed to acquire the Company with the stock reflecting these stale results, and defendants gave the Dominating Shareholders until 2007 to actually pay for the shares – the equivalent of nearly three quarterly periods. Thus, in effect, at the expense of the minority shareholders (plaintiff and the Class members), the Dominating Shareholders are acquiring the Company on terms which effectively amount to a long-term call option at an artificially depressed price. Moreover, to ensure they will succeed, defendants are controlled by the Dominating Shareholders and participated in and benefited from the Dominating Shareholders’ successful 2000 privatization of PETCO and the 2002 public

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

offering, and stand to also benefit in the proposed Acquisition. At the Dominating Shareholders’ request and in exchange for an undisclosed sum, defendants have agreed to participate in “Road Shows” whereby they will actively assist the Dominating Shareholders in drumming up investors for the Company’s financing of the $1.8 billion transaction. Accordingly, defendants’ conduct here is unprecedented and grossly undermines the interests of the public shareholders.

SELF-DEALING

53. By reason of their positions with PETCO, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of PETCO, and especially the true value and expected increased future value of PETCO and its assets, which they have not disclosed to PETCO’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of PETCO’s public shareholders.

54. The proposed sale is wrongful, unfair and harmful to PETCO’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of the Dominating Shareholders on unfair terms.

55. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of PETCO and allow the shares to trade freely – without impediments – and immediately mandate the disclosure of the Company’s second quarter 2006 projections, which ends July 30, 2006, and projections for the remainder of the fiscal year.[3]

[3]	Ending January 2007.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

•	Act independently so that the interests of PETCO’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and require that any acquisition proposal be approved by a majority of the minority shareholders.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of PETCO’s public shareholders.

•	Fully and fairly disclose all material information to the Company’s shareholders.

56. The Individual Defendants have also approved the Acquisition so that it transfers 100% of PETCO’s revenues and profits to the Dominating Shareholders, thus all of PETCO’s operations will now accrue to the benefit of the Dominating Shareholders.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

57. Plaintiff repeats and realleges each allegation set forth herein.

58. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of PETCO and have acted to put their personal interests ahead of the interests of PETCO’s shareholders.

59. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

60. The Individual Defendants have violated their fiduciary duties by entering into a transaction with the Dominating Shareholders without regard to the fairness of the transaction to PETCO’s shareholders. Defendant PETCO directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of PETCO stock.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

61. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of PETCO because, among other reasons:

(a) they failed to make proper, timely disclosures to the Company’s shareholders;

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition; and

(c) they are using the sale of the Company to aggrandize their own wealth upon completion of the sale.

62. Because the Individual Defendants dominate and control the business and corporate affairs of PETCO, and are in possession of private corporate information concerning PETCO’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of PETCO which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

63. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

64. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

65. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of PETCO’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

66. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

67. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to PETCO’s shareholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

68. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of PETCO’s shareholders;

E. Rescinding, to the extent already implemented, the Acquisition and proposals, voting agreements and termination fees associated therewith;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 21, 2006	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON

/s/ Darren J. Robbins
DARREN J. ROBBINS

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

BARRETT, JOHNSTON & PARSLEY
GEORGE E. BARRETT
DOUGLAS S. JOHNSTON, JR.
TIMOTHY L. MILES
217 Second Avenue, North
Nashville, TN 37201-1601
Telephone: 615/244-2202
615/252-3798 (fax)

CAVANAGH & O’HARA
WILLIAM K. CAVANAGH, JR.
407 East Adams Street
Springfield, IL 62701
Telephone: 217/544-1771
217/544-9894 (fax)

Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY